

Mail Stop 3030

May 30, 2017

<u>Via E-mail</u>
Brian McGee
Chief Financial Officer
GoPro, Inc.
3000 Clearview Way
San Mateo, CA 94402

      Re: GoPro, Inc.
      **   Form 10-K for the Fiscal Year Ended December 31, 2016**
      **   Filed February 16, 2017**
      **   File No. 001-36514**

Dear Mr. McGee:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            /s/ Martin James

            Martin James
            Senior Assistant Chief Accountant
            Office of Electronics and Machinery